EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended March 31
(In thousands, except per-share amounts and market prices)	2008	2007
Net income	$195,638	$113,467
Average diluted stock options outstanding	—	3,208.7
Average exercise price per share	$—	$45.37
Average market price per share—diluted basis	$—	$57.88
Average common shares outstanding	79,930	79,428
Increase in shares due to common stock equivalents—diluted basis (1)	110	652

Adjusted shares outstanding—diluted	80,040	80,080

Net income per share—basic	$2.45	$1.43

Net income per share—diluted	$2.44	$1.42

(1)	At March 31, 2008, 4,298,251 shares of common stock issued under our stock-based compensation plans were not included in the calculation of the diluted earnings per share because they were anti-dilutive.